                                                Filed Pursuant to Rule 424(b)(2)
                                                     Registration Nos. 333-27685



        This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell these securities or is soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MAY 10, 2001
       PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 30, 1997

                                  $500,000,000

                                 [POTASH LOGO]

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                               % Notes due May          ,
                               ------------------
     We will pay interest on the notes each May      and November      . We will
make the first interest payment on November      , 2001. Unless we redeem the
notes earlier, the notes will mature on May      ,      . We may redeem the
notes at any time at the redemption price described under "Description of the Notes -- Optional Redemption" beginning on page S-8 of this prospectus supplement. The notes will rank equally in right of payment with all our other senior, unsecured debt obligations.

     The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

                                                                        UNDERWRITING
                                                         PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                                         PUBLIC(1)       COMMISSIONS          PCS
                                                       -------------    -------------    -------------
Per Note.............................................        %                %                %
Total................................................  $                $                $

(1)  Plus accrued interest, if any, from May      , 2001.
     Delivery of the notes, in book-entry form only, will be made on or about
May      , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON
SALOMON SMITH BARNEY                                     RBC DOMINION SECURITIES
BANC OF AMERICA SECURITIES LLC                                    SCOTIA CAPITAL

           The date of this prospectus supplement is May      , 2001

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
WHERE YOU CAN FIND MORE INFORMATION...       S-1
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................       S-1
PRESENTATION OF FINANCIAL
  INFORMATION.........................       S-1
FORWARD-LOOKING STATEMENTS............       S-2
SUMMARY OF THE OFFERING...............       S-3
POTASH CORPORATION OF SASKATCHEWAN
  INC.................................       S-4
SELECTED CONSOLIDATED FINANCIAL
  DATA................................       S-5

                                            PAGE
                                            ----
USE OF PROCEEDS.......................       S-7
CAPITALIZATION........................       S-7
DESCRIPTION OF THE NOTES..............       S-8
UNITED STATES FEDERAL INCOME TAX
  CONSIDERATIONS......................      S-11
CANADIAN FEDERAL INCOME TAX
  CONSIDERATIONS......................      S-12
UNDERWRITING..........................      S-14
LEGAL MATTERS.........................      S-15

                                   PROSPECTUS

                                            PAGE
                                            ----
AVAILABLE INFORMATION.................         2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................         2
ENFORCEABILITY OF CIVIL LIABILITIES
  UNDER UNITED STATES FEDERAL
  SECURITIES LAWS.....................         3
FINANCIAL STATEMENT PRESENTATION......         3
THE COMPANY...........................         3

                                            PAGE
                                            ----
FINANCIAL INFORMATION.................         4
USE OF PROCEEDS.......................         5
DESCRIPTION OF SECURITIES.............         5
CERTAIN DEFINITIONS...................        14
CERTAIN INCOME TAX CONSIDERATIONS.....        17
PLAN OF DISTRIBUTION..................        17
LEGAL MATTERS.........................        18
EXPERTS...............................        18

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     We are not making an offer of these securities in any state where the offer is not permitted. These securities will not be offered or sold in Canada or to any individual or company in Canada in contravention of the securities laws of Canada or any province or territory thereof. Each underwriter has agreed that it will not distribute any material related to these securities in Canada in contravention of the securities laws of Canada or any province or territory thereof.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or the Commission. You may read and copy any of the information on file with the Commission at the Commission's following locations:

          Public Reference Room                New York Regional Office                Chicago Regional Office
         450 Fifth Street, N.W.                  7 World Trade Center                      Citicorp Center
                Room 1024                             Suite 1300                       500 West Madison Street
         Washington, D.C. 20549                  New York, N.Y. 10048                    Chicago, IL. 60661

     Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Commission maintains an internet site at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to incorporate by reference information contained in documents we file with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an integral part of this prospectus supplement and the accompanying prospectus. The following documents, which have been filed with the Commission, are incorporated by reference:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001; and

     -  our Current Report on Form 8-K, dated May 10, 2001.

     In addition, until we sell all of the notes covered by this prospectus supplement or otherwise terminate the offering of the notes, we also incorporate by reference in this prospectus supplement and the accompanying prospectus all documents that we file with the Commission in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The information contained in these future filings will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference to any previously filed document.

     You may request copies of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, at no cost, by writing or telephoning us at Potash Corporation of Saskatchewan Inc., 122 - 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, telephone: (306) 933-8500, attention: Corporate Secretary.

                     PRESENTATION OF FINANCIAL INFORMATION

     We present our financial statements in United States dollars and in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of certain significant differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, as they relate to PCS, we refer you to Note 31 to our audited financial statements and Note 9 to our unaudited interim financial statements, which are incorporated by reference into this prospectus supplement.

     All references to "$" and "dollars" in this prospectus supplement and the accompanying prospectus are to United States dollars and, except where noted, all financial information is presented in accordance with Canadian GAAP.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, contain "forward-looking statements" that relate to future events or our future financial performance. Statements containing words such as "could," "expect," "may," "anticipate," "believe," "intend," "estimate," "plan" and similar expressions constitute forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Forward-looking statements are subject to important risks, uncertainties and assumptions that are difficult to predict. The results or events predicted in forward-looking statements may differ materially from actual results or events. Some of the factors that could cause actual results or events to differ from current expectations include the following, some of which are described in greater detail in the documents that are incorporated by reference into this prospectus supplement:

     - fluctuations in supply and demand for fertilizer, including fluctuations as a result of economic or political conditions in our markets, which can cause volatility in the prices of our fertilizer products;

     -  changes in competitive pressures, including pricing pressures;

     - unexpected or adverse weather conditions, which can impact demand for fertilizer and timing of fertilizer sales during the year;

     - volatility in the price of natural gas, which is the primary raw material used for our nitrogen products, and risks associated with our continued ability to manage natural gas costs in the United States through hedging activities;

     - fluctuations in the prices of other raw materials, including sulfur, which is a primary input in our phosphate operations;

     - unexpected mining conditions, which could change our costs of production for potash and phosphates or cause changes in reserve estimates;

     -  changes in capital markets and in currency and exchange rates;

     -  the outcome of legal proceedings;

     - changes in government regulations, including environmental regulations, which could increase our costs of compliance and otherwise affect our business; and

     -  acquisitions we may undertake in the future.

     We sell to a diverse group of customers both by geography and by end product. Market conditions will vary on a year-over-year basis, and sales can be expected to shift from one period to another.

     As a result of these factors, we cannot assure you that any of the events or results anticipated by forward-looking statements included or incorporated by reference in this prospectus supplement and accompanying prospectus will occur or, if they do, what impact they will have on our business or on our results of operations and financial condition.

                            SUMMARY OF THE OFFERING

     The following summary highlights information contained elsewhere in this prospectus supplement. You should read this summary in conjunction with the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer.....................  Potash Corporation of Saskatchewan Inc., or PCS.

Securities Offered.........  $500,000,000 principal amount of      % notes due
                             May      ,      .

Maturity Date..............  May   ,           .

Interest Rate..............       % per annum.

Interest Payment Dates.....  May      and November      of each year, beginning
                             November      , 2001.

Optional Redemption........  The notes are redeemable, at any time at our option, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest and a make-whole premium, as more fully described under "Description of the Notes -- Optional Redemption" beginning on page S-8.

Use of Proceeds............  We expect to use the net proceeds from the sale of the notes to repay short-term debt, to acquire certain nitrogen facilities in Trinidad that we are currently operating under lease arrangements and for our general corporate purposes.

Form and Settlement........  We will issue the notes in the form of one or more fully registered global securities as described under "Description of the Notes -- Book-Entry System" on page S-10. We will deposit these global securities with, or on behalf of, The Depository Trust Company, or DTC, and register these securities in the name of DTC's nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.

                    POTASH CORPORATION OF SASKATCHEWAN INC.

     PCS is one of the world's largest integrated fertilizer and related industrial and feed products companies with significant market share in each of the three primary nutrient products -- potash, phosphate and nitrogen. We are the largest potash producer worldwide by capacity. In 2000, our potash operations represented an estimated 17% of global production, 23% of global potash capacity and 52% of global potash excess capacity. We are the third largest producer of phosphates worldwide by capacity. In 2000, our phosphate operations represented an estimated 7% of world phosphoric acid production and 6% of world phosphoric acid capacity. We are the second largest producer of nitrogen products in the Western Hemisphere.

     In 2000, we had net sales of $2,231.6 million and net income of $198.0 million, and in the first quarter of 2001, we had net sales of $602.4 million and net income of $62.4 million. At March 31, 2001, we had total assets of $4,220.0 million and total shareholders' equity of $2,063.4 million.

     Our potash operations pull potash from six mines in Saskatchewan, five of which we own and operate, and one mine in New Brunswick which we own. We are also developing a potassium nitrate production facility in Chile. In 2000, our potash operations generated net sales of $578.7 million and gross margin of $304.0 million, representing 63% of our consolidated gross margin.

     Our phosphate operations include the manufacture and sale of solid and liquid phosphate fertilizers, animal feed supplements and purified phosphoric acid, which is used in food products and industrial processes. We believe that our North Carolina plant is the world's largest vertically integrated phosphate mine and processing plant. We also have a phosphate mine and two chemical plant complexes in northern Florida, four phosphate feed plants in the United States and one feed plant in Brazil. In addition, we produce a variety of phosphate products at our Geismar, Louisiana facility. In 2000, our phosphate operations generated net sales of $782.5 million and gross margin of $74.1 million, representing 15% of our consolidated gross margin.

     Our nitrogen operations involve the production of nitrogen fertilizers and nitrogen chemicals, including ammonia, urea, ammonium nitrate, nitric acid and nitrogen solutions. We operate nitrogen facilities in Georgia, Louisiana, Ohio, Tennessee and Trinidad. In 2000, our nitrogen operations generated net sales of $870.4 million and gross margin of $104.7 million, representing 22% of our consolidated gross margin.

     Through Florida Favorite Fertilizer in Florida and Farmer's Favorite Fertilizer in Georgia and Alabama, we manufacture, process and distribute fertilizer and other agricultural supplies from plants located in Florida, Alabama and Georgia.

     PCS is organized under the laws of the Province of Saskatchewan, Canada. Our principal executive offices are located at 122 - 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, telephone: (306) 933-8500.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below as of and for each of the five years in the period ended December 31, 2000 have been derived from our audited consolidated financial statements, which have been reported on by Deloitte & Touche LLP. The selected annual financial data should be read in conjunction with our audited financial statements and the related notes included or incorporated in our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement.

     The selected consolidated financial data as of and for the three months ended March 31, 2001 and 2000 have been derived from, and should be read in conjunction with, our unaudited interim consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, which is incorporated by reference into this prospectus supplement. The selected consolidated interim financial data contains all normal, recurring entries necessary for a fair presentation of our financial position and results of operation, but is not necessarily indicative of the results for the entire year.

     Our financial statements are prepared in accordance with Canadian GAAP. For a discussion of certain significant differences between Canadian GAAP and U.S. GAAP as they relate to PCS, we refer you to Note 31 to our December 31, 2000 audited financial statements and Note 9 to our March 31, 2001 unaudited interim financial statements.

                                  AS OF AND FOR
                                THE THREE MONTHS
                                 ENDED MARCH 31,          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                               -------------------   ----------------------------------------------------
                                 2001     2000(1)    2000(2)    1999(3)      1998     1997(4)      1996
                               --------   --------   --------   --------   --------   --------   --------
                                             (IN MILLIONS EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA
Canadian GAAP
Net sales....................  $  602.4   $  590.6   $2,231.6   $2,061.1   $2,307.8   $2,325.9   $1,403.9
Operating income (loss)......     116.5      106.6      326.7     (353.0)     442.3      442.0      297.4
Net income (loss)............      62.4       71.6      198.0     (412.0)     261.0      297.1      209.0
Net income (loss) per share:
  Basic......................      1.20       1.34       3.78      (7.60)      4.82       5.68       4.59
  Fully diluted(5)...........      1.19       1.33       3.76      (7.60)      4.79       5.63       4.54
U.S. GAAP
Net sales....................     678.3      675.0    2,541.0    2,350.1    2,601.7    2,610.3    1,552.9
Operating income (loss)......     108.5      106.4      326.3     (575.5)     442.3      447.6      299.5
Net income (loss)............      57.4       71.4      197.8     (582.6)     261.0      285.8      201.8
Net income (loss) per share:
  Basic......................      1.11       1.34       3.77     (10.74)      4.82       5.47       4.43
  Fully diluted(5)...........      1.10       1.33       3.75     (10.74)      4.79       5.41       4.38
FINANCIAL POSITION DATA
Canadian GAAP
Working capital (deficit)....  $  (64.3)  $ (120.2)  $ (148.7)  $ (104.8)  $  329.2   $  281.7   $  278.8
Total assets.................   4,220.0    3,933.6    4,145.7    3,916.8    4,534.3    4,427.6    2,494.4
Long-term debt...............     413.7      436.9      413.7      437.0      933.3    1,130.0      620.0
Shareholders' equity.........   2,063.4    1,966.7    2,012.1    1,962.4    2,453.8    2,227.9    1,405.5
U.S. GAAP
Total assets.................   4,161.1    3,750.4    3,955.3    3,720.5    4,549.2    4,427.6    2,510.1
Long-term debt...............     413.7      436.9      413.7      437.0      933.3    1,130.0      620.0
Shareholders' equity.........   1,998.0    1,822.5    1,869.4    1,808.7    2,462.7    2,227.9    1,416.9
OTHER FINANCIAL DATA
Canadian GAAP
Cash provided by operating
  activities.................  $    3.3   $  134.3   $  480.4   $  343.6   $  578.0   $  467.8   $  296.2
Additions to property, plant
  and equipment..............      15.9       29.4      185.6      118.8      190.2      160.3       58.9
Ratio of earnings to fixed
  charges(6)(7)..............      4.74       4.60       3.50         --       4.82       3.34       5.48

---------------

(1) Data for the first quarter of 2000 includes a gain of $16.3 million on the sale of Moab Salt Inc.

(2) Data for 2000 includes the effects of charges of $24.3 million under Canadian GAAP ($15.3 million under U.S. GAAP) for plant closures and office consolidation and a gain of $16.3 million on the sale of Moab Salt Inc.

(3) Data for 1999 includes the effects of charges of $591.6 million under Canadian GAAP ($809.6 million under U.S. GAAP) for plant closures, office consolidation and asset impairments.

(4) Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6, 1997.

(5) Fully diluted net income per share is calculated based on the weighted average shares issued and outstanding during the period, adjusted by the total of the additional common shares that would have been issued assuming exercise of all share options with exercise prices at or below the average market price for the period.

(6) For the purpose of computing the ratio of earnings to fixed charges (a) earnings have been calculated by adding income taxes and fixed charges to net income and (b) fixed charges consist of the total of interest charges and a portion of rentals determined to be representative of the interest factor.

(7) Earnings were inadequate to cover fixed charges by $499.6 for the year ended December 31, 1999.

                                USE OF PROCEEDS

     We estimate the net proceeds from the sale of the notes to be approximately $495 million after deducting underwriting discounts and commissions and expenses of the offering. We expect to use approximately $111 million of the net proceeds to repay short-term debt with maturities of less than one year and bearing interest at an average rate of 5.06%. We expect to use the remaining net proceeds to acquire certain nitrogen facilities in Trinidad that we are currently operating under lease arrangements (at an estimated cost of approximately $384 million) and for our general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our unaudited cash and cash equivalents and consolidated capitalization (including short-term debt) as of March 31, 2001 on an actual basis and on an as adjusted basis to give effect to the sale of the notes and the application of the net proceeds from the sale of the notes. You should read the information in this table in conjunction with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, which is incorporated by reference into this prospectus supplement.

                                                               AS AT MARCH 31, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                   (IN MILLIONS)
Cash and cash equivalents...................................  $  114.0     $  114.0
                                                              ========     ========
Short-term debt.............................................  $  533.2     $  422.2
Long-term debt:
  Notes offered hereby......................................        --        500.0
  7.125% notes due June 15, 2007............................     400.0        400.0
  Industrial revenue and pollution control obligations......      13.6         13.6
  Other.....................................................       5.8          5.8
  Less current portion of long-term debt....................      (5.7)        (5.7)
                                                              --------     --------
     Total long-term debt...................................     413.7        913.7
                                                              --------     --------
       Total debt...........................................     946.9      1,335.9
                                                              --------     --------
Shareholders' equity:
  Common shares (unlimited authorization of common shares
     without par value; issued and outstanding 51,863,349
     shares)................................................   1,179.3      1,179.3
  Contributed surplus.......................................     264.2        264.2
  Retained earnings.........................................     619.9        619.9
                                                              --------     --------
     Total shareholders' equity.............................   2,063.4      2,063.4
                                                              --------     --------
       Total capitalization.................................  $3,010.3     $3,399.3
                                                              ========     ========

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes offered by this prospectus supplement adds information to the description of the general terms and provisions of debt securities under the heading "Description of Securities" beginning on page 5 of the accompanying prospectus. Capitalized terms used in this prospectus supplement that are otherwise not defined have the meanings given to them in the accompanying prospectus.

GENERAL

     We will issue the notes in the aggregate principal amount of $500,000,000 pursuant to an indenture dated as of June 16, 1997 between PCS and The Bank of Nova Scotia Trust Company of New York, the trustee for the notes. The notes will
mature on May      ,      . We will issue the notes only in book-entry form, in
denominations of $1,000 and integral multiples of $1,000.

     The notes will bear interest at the annual rate shown on the cover of this
prospectus supplement and will accrue interest from May      , 2001 or from the
most recent date to which interest has been paid (or provided for) to but not including the next date upon which interest is required to be paid.

     Commencing November , 2001, interest will be payable twice a year, on May and November , to the person in whose name a note is registered at
the close of business on the           day of May or November that precedes the
date on which interest will be paid. Interest on the notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

     As contemplated by the last paragraph under "Description of Securities -- Discharge, Defeasance and Covenant Defeasance" beginning at page 13 of the accompanying prospectus, the satisfaction of certain conditions will permit us to omit to comply with some or all of our obligations, covenants and agreements under the indenture with respect to the notes. In addition, we may omit to comply with certain covenants through covenant defeasance. We refer you to the information under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus for more information on how we may do this.

     Except as described in the accompanying prospectus, the indenture for the notes does not contain any covenants or other provisions designed to protect holders of the notes against a reduction in our creditworthiness in the event of a highly leveraged transaction or that would prohibit other transactions that might adversely affect holders of the notes, including through the incurrence of additional indebtedness.

REOPENING OF THE NOTES

     We are initially offering the notes in the aggregate principal amount of $500,000,000. We may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby.

OPTIONAL REDEMPTION

     The notes will be redeemable, in whole or in part, at our option at any time and from time to time at a redemption price equal to the greater of:

     -  100% of the principal amount of the notes to be redeemed, and

     - the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted
        Treasury Rate plus      basis points,

together with, in each case, accrued interest on the principal amount of the notes to be redeemed to the date of redemption.

     In connection with such optional redemption, the following defined terms apply:

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us to act as the "Independent Investment Banker".

     "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and Banc of America Securities LLC and their respective successors and one other nationally recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer") specified from time to time by us; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

     "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. On and after any redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption. On or before any redemption date, we shall deposit with the trustee or with a paying agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee at our direction by such method as we and the trustee shall deem fair and appropriate. The redemption price shall be calculated by the Independent Investment Banker and we, the trustee and any paying agent for the notes shall be entitled to rely on such calculation.

BOOK-ENTRY SYSTEM

     We will issue the notes in the form of one or more fully registered global securities. We will deposit these global securities with, or on behalf of, The Depository Trust Company, or DTC, and register these securities in the name of DTC's nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. The transfer of ownership of beneficial interests in a global security will be effected only through records maintained by the depositary or its nominee, or by participants or persons that hold through participants.

     Upon receipt of any payment in respect of a global security, the depositary or its nominee will immediately credit participants' accounts with amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown in the records of the depositary or its nominee. Payments by participants to owners of beneficial interests in a global security held through participants will be governed by standing instructions and customary practices and will be the responsibility of those participants.

     DTC holds securities of institutions that have accounts with it or its participants. Through its maintenance of an electronic book-entry system, DTC facilitates the clearance and settlement of securities transactions among its participants and eliminates the need to deliver securities certificates physically. DTC's participants include securities brokers and dealers, including the underwriters of this offering, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law. The rules applicable to DTC and its participants are on file with the Commission.

     DTC has advised us and the underwriters that it is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

CONCERNING THE TRUSTEE

     The Bank of Nova Scotia Trust Company of New York, the trustee for the notes, is an affiliate of Scotia Capital (USA) Inc., one of the underwriters for the notes.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     Andersen LLP, our U.S. tax advisor, has advised that the following is a fair summary of the principal U.S. federal income tax consequences applicable to a United States person who holds the notes. In general, a United States person who holds the notes or owns a beneficial interest in the notes will be subject to United States federal taxation. You are a United States person for U.S. federal income tax purposes if you are:

     - a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction;

     - a corporation, partnership or other entity organized under the laws of the United States or any political subdivision;

     - an estate, the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust if (i) a United States court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions.

     If you are a United States person, the interest you receive on the notes will generally be subject to United States taxation and will be considered ordinary interest income. If you are a U.S. partnership or trust that is taxed as a pass-through entity for U.S. federal income tax purposes, the interest received will not be subject to U.S. taxation at the partnership or trust level but will be subject to taxation if the partner or beneficiary, as the case may be, is a United States person. Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the notes generally will not be subject to United States federal income taxes, including withholding tax. However, you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

     Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

     - you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

     - you have an office or other fixed place of business in the United States that receives the interest and you earn the interest in the course of operating (i) a banking, financing or similar business in the United States or (ii) a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

     If you are not a United States person, any gain you realize on a sale or exchange of the notes generally will be exempt from United States federal income tax, including withholding tax, unless:

     - your gain is effectively connected with your conduct of a trade or business in the United States; or

     - you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

     The paying agent must file information returns with the United States Internal Revenue Service in connection with payments on the notes made to certain United States persons. If you are a United States person, you generally will not be subject to a 31% United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

     A note held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

     This summary should not be construed as tax advice to any holder of the notes. You should consult your own tax advisor for advice with respect to the specific tax consequences to you of acquiring, holding or disposing of the notes, including the application of U.S. state or local taxes, or the income or other tax laws of a foreign country, province, state or local tax authority.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     Davies Ward Phillips & Vineberg LLP, our Canadian tax counsel, has advised that the following is a fair summary of the principal Canadian federal income tax consequences under the Income Tax Act (Canada) and the regulations thereunder (which we refer to in this section as the "Act " and the "Regulations ", respectively) in effect at the date hereof generally applicable to a holder of the notes who:

     -  acquires the notes pursuant to this prospectus supplement;

     - holds the notes as capital property (in general the notes will be considered to be capital property to a holder of notes unless the holder holds the notes as inventory in the course of carrying on a business, or the holder acquired the notes in a transaction or transactions considered to be an adventure or concern in the nature of trade);

     - deals at arm's length with us for purposes of the Act at all times (under the Act, related persons are deemed not to deal at arm's length with each other, and it is a question of fact whether persons not related to each other deal at arm's length);

     - is neither resident nor deemed to be resident in Canada for purposes of the Act, the Regulations and any applicable tax treaty at any time; and

     - does not ever use or hold and is not deemed ever to use or hold the notes in connection with a trade or business that the holder carries on, or is deemed to carry on, in Canada at any time.

Special rules which are not discussed in this summary may apply to a non-resident holder that is an insurer carrying on business in Canada and elsewhere. This summary is based on the current provisions of the Act and the Regulations, all specific proposals to amend the Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to in this section as the "Proposals") and our Canadian counsel's understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency. This summary assumes that the Act and the Regulations will be amended in accordance with the Proposals as so announced although we cannot assure you that this will occur.

     This summary does not otherwise take into account or anticipate any changes in law or practice, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation of any province, territory or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the income tax consequences to any particular holder are made. Accordingly, you should consult your own tax advisor for advice with respect to the tax consequences to you of acquiring, holding and disposing of notes, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

TAXATION OF INTEREST AND DISPOSITIONS

     Interest paid or credited, or which is deemed to be paid or credited for purposes of the Act, on a note to a non-resident of Canada will not be subject to Canadian withholding tax. A holder who is a non-resident of Canada will not be subject to tax under the Act in respect of any capital gain realized by such holder on a disposition of a note, including a disposition as the result of an optional redemption of a note by us.

     The discussion in this section "Canadian Federal Income Tax Considerations" is a summary of certain material Canadian federal income tax considerations for a holder of notes and does not purport to deal with all aspects of Canadian income taxation. For example, the foregoing is not intended to provide any commentary on the income tax consequences and implications to a holder of notes following (a) any of the events or arrangements summarized under "Description of Securities -- Discharge, Defeasance and Covenant Defeasance" beginning on page 13 of the accompanying prospectus; (b) a successor entity assuming the payments under the notes as summarized under "Description of Securities -- Merger, Consolidation or Sale" beginning on page 7 of the accompanying prospectus; or
(c) assumption of obligations under the notes by any other party. Accordingly, no opinion is expressed as to the applicability of any withholding tax to or the income tax treatment of, any payments (including proceeds of disposing of the notes) that may be received by holders of the notes following the events or arrangements described under (a), (b) or (c) above.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated May      , 2001, we have agreed to sell to the underwriters
named below the following respective principal amounts of the notes:

                                                                 PRINCIPAL
                    UNDERWRITER                                    AMOUNT
                    -----------                               ----------------
Credit Suisse First Boston Corporation......................    $
Salomon Smith Barney Inc....................................
Banc of America Securities LLC..............................
RBC Dominion Securities Corporation.........................
Scotia Capital (USA) Inc....................................
                                                                ------------
  Total.....................................................    $500,000,000
                                                                ============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

     The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of % of the principal amount per note. The underwriters and selling group members may allow a discount of % of the principal amount per note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

     We estimate that our out-of-pocket expenses for this offering will be approximately $450,000.

     The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     Each underwriter has agreed that it will not offer or sell, directly or indirectly, any of the notes in any jurisdiction where such offer or sale is not permitted. Each underwriter has also agreed that it will not offer or sell, directly or indirectly, any of the notes in Canada or to any individual or company in Canada in contravention of the securities laws of Canada or any province or territory thereof. In addition, each underwriter has agreed that it will not distribute any material related to the notes in Canada in contravention of the securities laws of Canada or any province or territory thereof.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933 or contribute to payments that the underwriters may be required to make in that respect.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. The Bank of Nova Scotia Trust Company of New York, the trustee for the notes, is an affiliate of Scotia Capital (USA) Inc., one of the underwriters for the notes.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

     Credit Suisse First Boston Corporation will make notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston Corporation and its customers and is not a party to any transactions. Market Axess Inc. will not function as an underwriter or agent of PCS, nor will Market Axess Inc. act as a broker for any customer of Credit Suisse First Boston Corporation based on transactions the underwriter conducts through the system. Credit Suisse First Boston Corporation will make notes available to its customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

                                 LEGAL MATTERS

     The validity of the notes will be passed upon by Robertson Stromberg, Saskatchewan counsel to PCS. Certain matters involving the laws of the United States will be passed upon by Cleary, Gottlieb, Steen & Hamilton, United States counsel to PCS, and by Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the underwriters. Certain matters involving the tax laws of Canada will be passed upon by Davies Ward Phillips & Vineberg LLP, Canadian tax counsel to PCS, and certain matters involving the tax laws of the United States will be passed upon by Andersen LLP, United States tax advisor to PCS.

[POTASH LOGO]

                     POTASH CORPORATION OF SASKATCHEWAN INC.

                                DEBT SECURITIES

     Potash Corporation of Saskatchewan Inc. ("PCS") may from time to time offer its debt securities ("Securities") up to an aggregate initial offering price not to exceed the equivalent of $1,000,000,000, in separate series, in amounts and at prices and on terms determined by market conditions at the time of the sale. The Securities may be denominated in U.S. dollars or in any other currency, currency units or composite currencies as may be designated by PCS.

     The designation, aggregate principal amount, maturity date, public offering price, interest rate or rates (which may be fixed or variable) or the method by which such rate or rates are determined and timing of payments of interest, if any, provision for redemption, sinking fund requirements, if any, any other variable terms and the method of distribution in connection with the offering of Securities in respect of which this Prospectus is being delivered, will be set forth in a Prospectus Supplement relating thereto. The Prospectus Supplement will contain information, where applicable, relating to certain U.S. and Canadian federal income taxes relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     PCS may sell Securities to or through underwriters or groups of underwriters or dealers, and also may sell Securities to one or more other purchasers, directly or through agents. See "Plan of Distribution." The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Securities offered thereunder, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents.

                  THE DATE OF THIS PROSPECTUS IS MAY 30, 1997.

                             AVAILABLE INFORMATION

     PCS is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains a site on the World Wide Web that contains documents filed electronically with the Commission. The address of the Commission's web site is http://www.sec.gov, and the materials filed electronically by PCS may be inspected at such site. In addition, the materials filed by PCS at the New York Stock Exchange may be inspected at the Exchange's offices, 20 Broad Street, New York, New York 10005.

     PCS has filed a Registration Statement on Form S-3 with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), concerning the Securities. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, or in any document incorporated by reference herein, as to the contents of any document are summaries of such documents and are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or such other document, each such statement being hereby qualified in all respects by such reference. The Registration Statement, including the exhibits thereto, is on file at the offices of the Commission and may be inspected and copied as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     PCS incorporates by reference herein the following documents, which have been filed with the Commission pursuant to the Exchange Act (File No. 1-10351):

          (a) PCS's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) PCS's Current Report on Form 8-K, dated March 20, 1997, as amended by the Current Report on Form 8-K/A dated May 15, 1997, for the event dated March 6, 1997; and

          (c) PCS's Quarterly Report on Form 10-Q for the three months ended March 31, 1997.

     All documents and reports filed by PCS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents or reports.

     Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference) are available, without charge, to any person to whom this Prospectus is delivered, upon written or oral request to Potash Corporation of Saskatchewan Inc., Suite 500, 122-1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3, telephone
(306) 933-8500 (Attention: Corporate Secretary).

                   ENFORCEABILITY OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS

     PCS is a corporation organized under the laws of the Province of Saskatchewan, Canada. Certain of the directors and executive officers of PCS are residents of Canada, and certain of the experts named in this Prospectus are residents of Canada. Substantial portions of the assets of PCS and its direct and indirect subsidiaries and such individuals and experts are located outside of the United States. As a result, it may be difficult or impossible for persons who purchase the Securities to effect service of process upon such persons within the United States in connection with matters arising under the United States federal securities laws or to enforce against them in United States courts judgments of United States courts predicated upon the civil liability provisions of the United States federal securities laws. There is some doubt as to the enforceability in Canada in original actions, or in actions for enforcement of judgments of United States courts, of civil liabilities predicated upon the United States federal securities laws. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in Canada.

                        FINANCIAL STATEMENT PRESENTATION

     Although PCS presents its financial statements in United States dollars, its financial statements and financial data derived therefrom presented in this Prospectus and in the documents incorporated by reference herein (other than pro forma information) have been prepared in accordance with generally accepted accounting principles in Canada ("GAAP"), and thus may not be comparable to financial statements of United States companies. For a reconciliation of GAAP to generally accepted accounting principles in the United States as applied to the consolidated financial statements of PCS for the three years ended December 31, 1996 (the "Consolidated Financial Statements"), see Note 25 to the Consolidated Financial Statements which are incorporated by reference herein.

                                  THE COMPANY

     The Company is one of the world's largest integrated fertilizer companies with significant market share in each of the three primary fertilizer products -- potash, phosphate and nitrogen. In 1996, PCS's potash production represented 15% of global production, 23% of global potash capacity and an estimated 41% of global potash excess capacity. The Company is the third largest producer of phosphates worldwide by capacity, currently representing approximately 9% of world production and 7% of world capacity. The Company believes its potash and phosphate reserves to be the largest in North America.

     On March 6, 1997, the Company acquired all of the outstanding capital stock of Arcadian Corporation in exchange for cash of $555 million and 8,030,236 common shares of PCS. Since acquiring Arcadian Corporation, the Company has become the largest producer and marketer of nitrogen fertilizer and chemical products in the Western hemisphere. Arcadian Corporation now operates under the name PCS Nitrogen, Inc. In 1996, sales of Arcadian Corporation were divided approximately 60% to agricultural customers and 40% to industrial customers.

     The Company's products are used for agricultural and industrial purposes as well as for food ingredients. The Company produces and sells potash, solid phosphate fertilizers (principally diammonium phosphate ("DAP")), liquid phosphate fertilizers, phosphate feed supplements, purified phosphoric acid, ammonia, urea, ammonium nitrate, nitric acid and nitrogen solutions. The Company produces potash from six mines in Saskatchewan (five of which it owns and operates), one in New Brunswick and one in Utah. The Company operates the world's largest vertically integrated phosphate mine and processing plant, which is located in North Carolina, a phosphate mine and two chemical plant complexes in northern Florida and seven phosphate feed plants in the United States. In addition, the Company manufactures, processes and distributes fertilizer and other agricultural supplies from plants located in Florida, Georgia and Alabama. As a result of the acquisition of Arcadian Corporation, the Company acquired eight sites dedicated to the production of nitrogen-related products, one of which also produces phosphate-related products.

     The mailing address of the Company's principal executive offices is Suite 500, 122-1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3, and its telephone number is (306) 933-8500. In this Prospectus, the "Company" means Potash Corporation of Saskatchewan Inc., its predecessors and its direct and indirect subsidiaries, unless the context otherwise indicates.

                             FINANCIAL INFORMATION

     The following sets forth selected historical and pro forma consolidated financial information of PCS for the periods indicated. The summary historical consolidated financial information is presented in accordance with GAAP and should be read in conjunction with the Consolidated Financial Statements and the unaudited consolidated interim financial statements for each of the three-month periods ended March 31, 1996 and 1997, incorporated by reference herein. For a discussion of the principal differences between GAAP and U.S. generally accepted accounting principles, see Note 25 to the Consolidated Financial Statements. The historical consolidated financial information for each of the years in the five-year period ended December 31, 1996 are derived from consolidated financial statements of PCS audited by Deloitte & Touche. The historical consolidated financial information for each of the three-month periods ended March 31, 1996 and 1997 are derived from the unaudited consolidated interim financial statements of PCS incorporated by reference herein. The three-month results are not necessarily indicative of the results that may be expected for any other period or a full year. The pro forma income statement data for the year ended December 31, 1996 gives effect to the acquisition of Arcadian Corporation (the "Arcadian Acquisition") as if it had occurred at the beginning of such period. The pro forma financial information does not purport to be indicative of PCS's results of operations that would actually have been obtained if the Arcadian Acquisition had been completed on such date or to project PCS's results of operations at any future date or for any future period.

                                 THREE
                             MONTHS ENDED
                               MARCH 31,                                YEAR ENDED DECEMBER 31,
                         ---------------------   ---------------------------------------------------------------------
                                                  PRO FORMA
                          1997(1)      1996         1996         1996       1995(2)      1994        1993       1992
                         ---------   ---------    ---------    ---------   ---------   ---------   ---------   -------
                                          (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Net sales..............    464,834     366,871    2,604,608    1,403,868     856,080     363,117     212,193   214,083
Operating income.......     90,513      87,122      580,672      299,492     224,249      98,475      56,869    50,587
Net income.............     56,365      63,678      353,687      209,036     159,486      91,219      44,697    39,875
Net income per share...       1.18        1.40         6.60         4.59        3.68        2.12        1.13      1.03
FINANCIAL POSITION DATA
  (AT END OF PERIOD):
Working capital........    334,974     210,919                   278,801     136,078     103,281      36,985    70,912
Total assets...........  4,446,617   2,525,099                 2,494,387   2,581,817   1,027,766   1,036,490   915,049
Long-term debt.........  1,365,791     714,417                   619,963     714,498       2,000      20,128    48,900
Shareholders' equity...  2,021,247   1,295,573                 1,405,496   1,241,875     964,334     903,719   809,460
OTHER FINANCIAL DATA:
Operating cash flow....     82,565      68,644                   296,186     233,483     150,705      49,773    57,416
Capital expenditures...     25,282       8,384                    58,939      39,596      16,751      15,796     9,872
Ratio of earnings to
  fixed charges(3).....       5.36        5.51         5.04         5.48        4.67       14.20        5.03      4.54

---------------
Notes:

(1) The Company acquired Arcadian Corporation on March 6, 1997.

(2) The Company acquired Texasgulf Inc. in April 1995 and White Springs Agricultural Chemicals, Inc. in October 1995.

(3) For the purpose of computing the ratio of earnings to fixed charges (a) earnings have been calculated by adding income taxes and fixed charges to net income, and (b) fixed charges consist of the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                                USE OF PROCEEDS

     Except as otherwise provided in an applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be added to PCS's funds to be used for general corporate purposes, including working capital, capital expenditures and the repayment of debt outstanding from time to time. Pending such application, such net proceeds may be invested in short-term marketable securities. Specific information about the use of proceeds from the sale of Securities will be set forth in the applicable Prospectus Supplement. PCS may from time to time incur additional indebtedness other than through the offering of Securities pursuant to this Prospectus.

                           DESCRIPTION OF SECURITIES

     The Securities will be issued under an indenture (the "Indenture") between PCS and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Indenture Trustee"). A form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the Indenture Trustee at One Liberty Plaza, New York, N.Y. 10006. The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made under this heading relating to the Securities and the Indenture are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indenture and the Securities. All Section references herein are to Sections of the Indenture, which are incorporated herein by reference. Capitalized terms used but not defined have the respective meanings set forth in the Indenture.

GENERAL

     The Securities will be direct unsecured obligations of PCS and will rank equally with all other unsecured and unsubordinated indebtedness of PCS. The Securities may be issued in one or more series, in each case as established from time to time by PCS or as established in the Indenture or in one or more indentures supplemental to the Indenture. All Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Securities of such series, for issuance of additional Securities of such series (Section 301).

     The Indenture provides that there may be more than one Indenture Trustee thereunder, each with respect to one or more series of Securities. Any Indenture Trustee under the Indenture may resign or be removed with respect to one or more series of Securities, and a successor Indenture Trustee may be appointed to act with respect to such series (Section 608). If two or more persons are acting as Indenture Trustee with respect to different series of Securities, each such Indenture Trustee will be an Indenture Trustee of a trust under the Indenture separate and apart from the trust administered by any other Indenture Trustee (Section 609). In general, any action to be taken by an Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Securities for which it is Indenture Trustee under the Indenture.

     The Prospectus Supplement relating to the series of Securities being offered will contain the specific terms thereof, including:

          (a) The designation of such Securities.

          (b) The aggregate principal amount of such Securities.

          (c) The percentage of the principal amount at which such Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or the method by which any such portion will be determined.

          (d) The date or dates, or the method for determining such date or dates, on which the principal of such Securities will be payable.

          (e) The rate or rates (which may be fixed or variable), or the method by which such rate or rates will be determined, at which such Securities will bear interest.

          (f) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates will be determined, the persons to whom such interest will be payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months.

          (g) The place or places where the principal of (and premium, if any) and interest on such Securities will be payable, where such Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon PCS in respect of such Securities and the Indenture may be served.

          (h) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities may be redeemed, as a whole or in part, at the option of PCS, if PCS is to have such an option.

          (i) The obligation, if any, of PCS to redeem, repay or purchase such Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation.

          (j) If other than U.S. dollars, the currency or currencies in which such Securities are denominated and payable, which may be another currency or units of two or more other currencies or a composite currency or currencies, and the terms and conditions relating thereto.

          (k) Whether the amount of payments of principal of (and premium, if any) or interest on such Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts will be determined.

          (l) The Events of Default or covenants of such Securities, to the extent different from those described herein.

          (m) Whether such Securities will be issued in certificated or book-entry form.

          (n) Whether such Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto.

          (o) The applicability, if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof.

          (p) Any other terms, conditions, rights and preferences of such Securities (Section 301).

     The Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     The Prospectus Supplement for each offering of Securities may add to or change statements contained in this Prospectus. Except as may be set forth in any Prospectus Supplement, the Securities will not contain any provisions that would limit the ability of PCS to incur unsecured indebtedness or that would afford holders of Securities protection in the event of a highly leveraged or similar transaction involving PCS or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of PCS that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION OF TRANSFER

     Unless specified in the applicable Prospectus Supplement, the Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

     The principal of (and applicable premium, if any) and interest on any series of Securities will be payable at the corporate trust office of the Indenture Trustee, which initially will be One Liberty Plaza, New York, New York 10006; provided that, at the option of PCS, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable register for such Securities or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307 and 1002).

     Any interest not punctually paid or duly provided for on any interest payment date with respect to a Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Indenture Trustee, notice whereof will be given to the holder of such Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

     Subject to certain limitations imposed upon Securities issued in book-entry form, the Securities of any series will be exchangeable for other Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Securities at the corporate office of the Indenture Trustee. In addition, subject to certain limitations imposed upon Securities issued in book-entry form, the Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the Indenture Trustee. Every Security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Securities, but PCS may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Indenture Trustee) initially designated by PCS with respect to any series of Securities, PCS may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that PCS will be required to maintain a transfer agent in each place of payment for such series. PCS may at any time designate additional transfer agents with respect to any series of Securities (Section 1002).

     Neither PCS nor the Indenture Trustee will be required to (a) issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before any selection of Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption, (b) register the transfer of or exchange any Security, or portion thereof, called for redemption, except the unredeemed portion of any Security being redeemed in part, or (c) issue, register the transfer of or exchange any Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     PCS will be permitted to amalgamate or consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either PCS will be the continuing entity, or the successor entity (if other than PCS) formed by or resulting from any such amalgamation, consolidation or merger or which will have received the transfer of such assets is an entity organized and existing under the laws of the United States or any state thereof or the District of Columbia or Canada or any province thereof and will expressly assume payment of the principal of (and premium, if any) and interest on all of the Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, will have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions will be delivered to the Indenture Trustee (Sections 801 and 804).

CERTAIN COVENANTS

     Additional Amounts. Payments made by PCS under or with respect to the Securities will be free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge of any nature whatsoever imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Taxes"), unless PCS is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If PCS is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, PCS will pay such additional interest ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an "Excluded Holder") (a) with which PCS does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, or (b) which is subject to such Taxes by reason of its being connected with Canada or any province or any territory thereof otherwise than by the mere holding of Securities or the receipt of payments thereunder. PCS will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. PCS will furnish to the Holders of the Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by PCS. PCS will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (a) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities, (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (c) any Taxes imposed with respect to any reimbursement under (a) or (b) in this sentence, but excluding any such Taxes on such Holder's net income.

     At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if PCS will be obligated to pay Additional Amounts with respect to such payment, PCS will deliver to the Trustee an Officer's Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Wherever in this Prospectus or a Prospectus Supplement there is mentioned the payment of the principal of (or premium, if any) or interest on, or in respect of, any Security of any series or payment of any related coupon or the net proceeds received on the sale or exchange of any Security of any series, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     The obligations of PCS to pay Additional Amounts if and when due will survive the termination of the Indenture and the payment of all amounts under or with respect to the Securities (Section 1009).

     Limitation on Liens. PCS may not, and may not permit any Subsidiary of PCS to, incur any Lien on or with respect to any of the Principal Property of PCS or any such Subsidiary owned on or acquired after the date of the Indenture to secure Debt without making, or causing such Subsidiary to make, effective provision for securing the Securities equally and ratably with such Debt or, in the event such Debt is subordinate in right of payment to the Securities, prior to such Debt, as to such Principal Property for so long as such Debt will be so secured. The foregoing restrictions will not apply to Liens in respect of Debt existing on the date of the Indenture, to Liens on or with respect to property that is not Principal Property, or to (a) Liens securing only Securities; (b) Liens in favor of PCS or any of its Subsidiaries; (c) Liens on property existing immediately prior to the time of acquisition thereof (and not created in anticipation of the financing of such acquisition); (d) Liens to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of property used in the business of PCS or any of its

Subsidiaries and subject to such Liens, provided that (i) the principal amount of any Debt secured by such Lien does not exceed 100% of such purchase price or cost, (ii) such Lien does not extend to or cover any other property other than such property and any such improvements, and (iii) such Debt is incurred within 270 days of such purchase, construction or improvement; (e) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with PCS or any of its Subsidiaries that were not created in anticipation of the acquisition of such Person, provided that such Lien does not extend to or cover any property other than that of the Person so merged, amalgamated or consolidated; (f) Liens on any Principal Property in favor of a governmental body to secure partial progress, advance or other payments pursuant to any contract or statute of such governmental body; and (g) Liens to secure Debt incurred to extend, renew, refinance, replace or refund (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, (i) any secured Debt existing on the date of this Indenture, or (ii) any Debt secured by any Lien referred to in the foregoing clauses, so long as in each such case the Lien does not extend to any other property and the Debt so secured is not increased other than for reasonable costs related to such extension, renewal, refinancing, replacement or refunding.

     In addition to the foregoing, PCS and its Subsidiaries may incur a Lien or Liens to secure Debt (excluding Debt secured by Liens permitted under the foregoing exceptions) the aggregate amount of which, including Attributable Debt in respect of Sale and Leaseback Transactions, does not exceed 10% of Consolidated Net Tangible Assets. PCS and its Subsidiaries may also incur a Lien or Liens to secure any Debt incurred pursuant to a Sale and Leaseback Transaction, without securing the Securities equally and ratably with or prior to such Debt, as applicable, provided that such Sale and Leaseback Transaction is permitted by the provisions of the Indenture described below in clauses (b) and (c) under "-- Limitation on Sale and Leaseback Transactions" (Section 1010).

     Limitation on Sale and Leaseback Transactions. PCS may not, and may not permit any Subsidiary of PCS to, enter into any Sale and Leaseback Transaction with respect to any Principal Property (except for a period, including renewals, not exceeding 36 months) unless (a) at the time of entering into such Sale and Leaseback Transaction, PCS or such Subsidiary would be entitled to incur Debt, in a principal amount equal to the Attributable Debt in respect of such Sale and Leaseback Transaction, secured by a Lien, without equally and ratably securing the Securities; (b) PCS or such Subsidiary applies, within 12 months after the sale or transfer, an amount equal to the greater of (i) the net proceeds of the Principal Property sold pursuant to the Sale and Leaseback Transaction, or (ii) the fair value (in the opinion of an executive officer of PCS) of such Principal Property to the acquisition of or construction on property used or to be used in the ordinary course of business of PCS or a Subsidiary of PCS, and PCS shall have elected to designate such amount as a credit against such Sale and Leaseback Transaction; or (c) PCS or such Subsidiary applies, within 12 months after the sale or transfer, an amount equal to the net proceeds of the Principal Property sold pursuant to the Sale and Leaseback Transaction to the voluntary defeasance or retirement of Debt, which amount will not be less than the fair value (in the opinion of an executive officer of PCS) of such Principal Property less an amount equal to the principal amount of such Debt voluntarily defeased or retired by PCS or such Subsidiary within such 12-month period and not designated as a credit against any other Sale and Leaseback Transaction (Section
1011).

     Notwithstanding the foregoing, in no event shall PCS be required to defease or retire, in the aggregate with respect to any and all such transactions, more than 25% of the original aggregate principal amount of a series of the Securities on or prior to the fifth anniversary of the Issue Date thereof. If the aggregate net proceeds that would be otherwise required to defease or retire Securities on or prior to the fifth anniversary of the Issue Date would exceed 25% of the original aggregate principal amount of such series (such excess being "25% Excess Proceeds"), then promptly after such fifth anniversary PCS shall defease or retire Securities in an amount equal to the 25% Excess Proceeds. Pending such defeasing or retiring of Securities, the 25% Excess Proceeds shall be invested and maintained in Permitted Short-Term Investments and PCS shall not distribute such proceeds in respect of its shares (Section 1011).

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Security of such series; (b) default in the payment of principal of (or premium, if any) any Security of such series when due; (c) default in making any sinking fund payment as required for any Security of such series; (d) default in the performance or breach of any other covenant or warranty of PCS contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Securities other than such series), continued for 60 days after written notice as provided in the Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by PCS (including obligations under leases required to be capitalized on the balance sheet of the lessee under GAAP but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of US$ 50,000,000 or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by PCS (including such leases, but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of US$ 50,000,000, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of PCS or any Significant Subsidiary of PCS; and (g) any other Event of Default provided with respect to a particular series of Securities (Section 501).

     If an Event of Default under the Indenture with respect to Securities of any series at the time outstanding occurs and is continuing, then in every such case the Indenture Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of that series will have the right to declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Securities of that series to be due and payable immediately by written notice thereof to PCS (and to the Indenture Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) PCS deposits with the Indenture Trustee all required payments of the principal of (and premium, if any) and interest on the Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Indenture Trustee, and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be) are cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Securities of any series (or of all Securities then outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or interest on any Security of such series, or
(b) under a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Security affected thereby (Section 513).

     The Indenture Trustee will be required to give notice to the holders of Securities within 90 days of default under the Indenture unless such default is cured or waived; provided that such Indenture Trustee may withhold notice to the holders of any series of Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Security of such series or in payment of any sinking fund installment in respect of any Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders (Section 601).

     The Indenture provides that no holders of Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the cases of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Securities of such series (Section 507). This provision will not prevent, however, any holder of Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Securities at the due dates thereof.

     Subject to provisions in the Indenture relating to its duties in case of default, the Indenture Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of Securities then outstanding under such Indenture, unless such holders offer to the Indenture Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Securities of any series (or of all Securities then outstanding under the Indenture, as the case may be) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, PCS will be required to deliver to the Indenture Trustee a certificate, signed by one of several specified officers of PCS, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Securities issued under the Indenture which are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the holder of each Security affected thereby, (a) change the stated maturity of the principal of (or premium, if any), or any installment of interest on any Security; (b) reduce the principal amount of any Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Security; (c) change the place of payment, or the coin or currency, for payment of principal of (or premium, if any) or interest on any Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Security; (e) reduce the above-stated percentage of outstanding Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Security (Section
902).

     The holders of not less than a majority in principal amount of outstanding Securities issued under the Indenture will have the right to waive compliance by PCS with certain covenants in the Indenture (Section 1013).

     Modifications and amendments of the Indenture will be permitted to be made by PCS and the Indenture Trustee thereunder without the consent of any holder of Securities for any of the following purposes: (a) to evidence the succession of another person to PCS as obligor under the Indenture; (b) to add to the covenants of PCS for the benefit of the holders of all or any series of Securities or to surrender any right or power conferred upon PCS in the Indenture; (c) to add Events of Default for the benefit of the holders of all or any series of Securities; (d) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Securities in bearer form, or to permit or facilitate the issuance of Securities in uncertificated form, provided that such action will not adversely affect the interests of holders of the Securities in any material respect; (e) to change or eliminate any provisions of the Indenture, provided that any such change or elimination will become effective only when there are no Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (f) to secure the Securities; (g) to establish the form or terms of Securities of any series; (h) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under the Indenture by more than one Indenture Trustee; (i) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action will not adversely affect the interests of holders of Securities of any series issued under such Indenture in any material respect; or (j) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Securities, provided that such action will not adversely affect the interests of the holders of the Securities of any series in any material respect (Section 901).

     The Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Securities, (a) the principal amount of an Original Issue Discount Security that is deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Security denominated in a currency other than U.S. dollars that will be deemed outstanding will be the U.S. dollar equivalent, determined on the issue date for such Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Security of the amount determined as provided in (a) above), (c) the principal amount of an Indexed Security that will be deemed outstanding will be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security in the Indenture, and (d) Securities owned by PCS or any other obligor upon the Securities or any Affiliate of PCS or of such other obligor will be disregarded (Section 101).

     The Indenture contains provisions for convening meetings of the holders of Securities of a series (Section 1501). A meeting will be permitted to be called at any time by the Indenture Trustee, and also, upon request, by PCS or the holders of at least 10% in principal amount of the outstanding Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1500). Except for any consent that must be given by the holder of each Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Securities of that series; provided, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Securities of a series may be adopted at a meeting by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Securities of that series. Any resolution passed or decision taken at any meeting of holders of Securities of any series duly held in accordance with the Indenture will be binding on all holders of Securities of that series. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in principal amount of the outstanding Securities of a series (Section 1504).

     Notwithstanding the foregoing provision, the Indenture provides that if any action is to be taken at a meeting of holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of all outstanding Securities affected thereby, or of the holders of such series and one or more additional series: (a) there will be no quorum requirement for such meeting, and (b) the principal amount of the outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action will determine whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     PCS is permitted under the Indenture to discharge certain obligations to holders of any series of Securities issued thereunder that have not already been delivered to the Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Indenture Trustee, in trust, funds in such currency in which such Securities are payable in an amount sufficient to pay the entire indebtedness on such Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Securities have become due and payable) or to the stated maturity and redemption date, as the case may be (Section 401).

     The Indenture provides that PCS may elect either (a) to defease and be discharged from any and all obligations with respect to the Securities or a series (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Securities and the obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of such Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402), or (b) to be released from its obligations with respect to such Securities under the restrictions described under "-- Certain Covenants" or, if provided pursuant to the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations will not constitute an Event of Default with respect to such Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by PCS with the Indenture Trustee, in trust, of an amount, in such currency in which such Securities are payable at stated maturity, or Government Obligations, or both, applicable to such Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404).

     Such a trust will only be permitted to be established if, among other things, PCS has delivered to the Indenture Trustee an opinion of counsel to the effect that the holders of such Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section
1404).

     If after PCS has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Securities of any series, (a) the holder of a Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Security will be deemed to have been, and will be, fully discharged and satisfied though the payment of the principal of (and premium, if any) and interest on such Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Security into the currency, currency unit or composite currency in which such Security becomes payable as a result of such election based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (a) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institution of or within the international banking community, (b) the ECU, both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities, or (c) any currency unit or composite currency other than the ECU for the purposes for which it was established. All payments of principal of (and premium, if any) and interest on any Security that is payable in a currency other than U.S. dollars that ceases to be used by its government of issuance will be in U.S. dollars (Section 101).

     If PCS effects covenant defeasance with respect to any Securities and such Securities are declared due and payable because of an Event of Default, the amount in such currency in which such Securities are payable, and Government Obligations on deposit with the Indenture Trustee, will be sufficient to pay amounts due on such Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Securities at the time of the acceleration resulting from such Event of Default. However, PCS would remain liable to make payment of such amounts due at the time of acceleration.

GLOBAL SECURITIES

     The Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. The Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Securities will be described in the applicable Prospectus Supplement relating to such series.

                              CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as other terms used herein for which no definition is provided (Section 101).

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Attributable Debt" means, with respect to any Sale and Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). "Net rental payments" under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "Consolidated Net Tangible Assets" of PCS means, at any date, the gross book value as shown by the accounting books and records of PCS of all property both real and personal of PCS and its Subsidiaries, determined on a consolidated basis in accordance with GAAP (including appropriate deductions for any minority interests in property of Subsidiaries of PCS) less (a) the gross book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (b) gross Debt discount and expense, (c) all reserves for depreciation, obsolescence, depletion and amortization of its properties, and
(d) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by PCS or its Subsidiaries.

     "Debt" of PCS or any Subsidiary means any indebtedness of PCS or any Subsidiary, whether or not contingent, in respect of (without duplication) (a) borrowed money, whether or not evidenced by bonds, notes, debentures or similar instruments, (b) indebtedness secured by any Lien existing on property owned by PCS or any Subsidiary, (c) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (d) the principal amount of all obligations of PCS or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (e) any lease of property by PCS or any Subsidiary as lessee which is reflected on PCS's consolidated balance sheet as a capitalized lease in accordance with GAAP to the extent, in the case of items of indebtedness under (a) through (c) above, that any such items (other than letters of credit) would appear as a liability on PCS's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by PCS or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than PCS or any Subsidiary).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise, (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (b) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (c) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the series of Securities.

     "GAAP" means generally accepted accounting principles, as in effect from time to time, in Canada, applied on a consistent basis.

     "Government Obligations" means securities which are (a) direct obligations of the United States of America or the government which issued the other currency in which the Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the other currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     "Issue Date" means the date upon which a series of Securities was first issued and authenticated under the Indenture.

     "Lien" means any mortgage, charge, security interest, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other) or preference, priority or other security agreement except: (a) liens for taxes and other governmental assessments, including utility charges and vault rentals, (i) which are not yet delinquent, or (ii) which are being contested in good faith by all appropriate proceedings; (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's, brokers' or other like liens (i) which do not remain unsatisfied or undischarged for a period of more than 90 days, or
(ii) which are being contested in good faith by all appropriate proceedings; (c) attachment or judgment liens not giving rise to a default or an Event of Default and which are being contested in good faith by appropriate proceedings; (d) pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements; (e) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; and (f) easements, rights of way, restrictions, development orders, plats and other similar encumbrances.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Permitted Short-Term Investments" means investments in obligations, maturing not more than 180 days after the date of acquisition: (a) issued by the Government of Canada or the United States of America, or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by Canada or the United States of America; (b) issued by a province of Canada, or an instrumentality or agency thereof, with a rating of at least R-1
(low) by Dominion Bond Rating Service Limited ("DBRS") or A-1 (low) by Canadian Bond Rating Service ("CBRS"); (c) term deposits, guaranteed investment certificates, certificates of deposit, bankers' acceptances or bearer deposit notes of any Canadian chartered bank or other financial institution which have been rated at least A-1 by Standard & Poor's ("S&P") or at least P-1 or the equivalent thereof by Moody's Investors Service ("Moody's"), or at least A-1 by CBRS or at least R-1 (mid) by DBRS; (d) commercial paper issued by a corporation organized and existing under the laws of Canada or the United States of America with a rating of at least A-1 by S&P, P-1 by Moody's, R-1 (mid) by DBRS or A-1 by CBRS; (e) any asset-backed debt securities with ratings of at least A-1 by S&P, P-1 by Moody's, R-1 (high) by DBRS or A-1+ by CBRS; and (f) notes, bonds, coupons, debentures or other debt securities issued by any United States or Canadian corporation with ratings of at least A-1 by S&P, P-1 by Moody's, R-1
(mid) by DBRS or A-1 by CBRS; provided that in the event of a rating downgrade on any Permitted Short-Term Investment by S&P, Moody's, DBRS or CBRS during the period in which the Permitted Short-Term Investment is held, PCS acting reasonably shall have the full discretion to retain the Permitted Short-Term Investment to maturity.

     "Principal Property" means (a) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, that is held by PCS or any Subsidiary and has a gross book value (without deduction of any reserve for depreciation), on the date as of which the determination is being made, exceeding 3% of Consolidated Net Tangible Assets of PCS (other than any such interest that the board of directors of PCS determines by resolution is not material to the business of PCS and its Subsidiaries taken as a whole), or
(b) any of the Capital Stock or debt securities issued by any Significant Subsidiary.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement is the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (as defined in Rule 1-02 of Regulation S-X, promulgated by the Commission) of PCS.

     "Stated Maturity," when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security or a coupon representing such installment of interest as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

     "Subsidiary" means an entity a majority of the partnership interests or a majority of the outstanding voting stock of which is owned, directly or indirectly, by PCS and/or one or more other Subsidiaries of PCS. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) is at the time owned by such Person and/or one or more Wholly Owned Subsidiaries of such Person.

                       CERTAIN INCOME TAX CONSIDERATIONS

     The applicable Prospectus Supplement will describe the principal Canadian federal income tax consequences to an investor (a) who is not resident in Canada for purposes of the Income Tax Act (Canada) (the "Act"), (b) who is a resident of the United States for purposes of the Canada-United States Income Tax Convention, and (c) who meets certain other requirements (a "U.S. Investor") of acquiring, owning and disposing of Securities, including whether the payment by the Company of principal (and premium, if any) and interest will be subject to Canadian non-resident withholding tax under the Act.

     The applicable Prospectus Supplement also will describe the principal United States federal income tax considerations applicable to a U.S. Investor of acquiring, owning and disposing of Securities, including any such considerations relating to (a) principal (and premium, if any) and interest payable with respect to the Securities, in a currency other than the United States dollar,
(b) the issuance of Securities with "original issue discount" (as defined for United States federal income tax purposes), if applicable, and (c) the inclusion of any special terms in Securities that may have a material effect for United States federal income tax purposes.

                              PLAN OF DISTRIBUTION

     PCS may sell Securities to or through underwriters and also may sell Securities to one or more other purchasers directly or through agents.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from PCS or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from PCS, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from PCS will be described in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Securities will be a new issue with no established trading market. PCS may elect to list any series of Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but they will not be obligated to do so and may discontinue any market-making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements PCS may enter into, underwriters, dealers and agents, who participate in the distribution of Securities, may be entitled to indemnification by PCS against certain liabilities, including liabilities under the Securities Act.

     The Securities have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Securities may not be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident thereof, in violation of the securities laws of Canada or any province or territory thereof.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, PCS in the ordinary course of business.

                                 LEGAL MATTERS

     The legality of the Securities offered hereby will be passed upon by Robertson Stromberg, Saskatchewan counsel to PCS. Certain matters involving the laws of the United States will be passed upon by Arent Fox Kintner Plotkin & Kahn, U.S. counsel to PCS.

                                    EXPERTS

     The consolidated financial statements of PCS as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference herein and in the Registration Statement of which this Prospectus is a part, have been audited by Deloitte & Touche, independent chartered accountants, as stated in their report incorporated by reference herein and therein, and are so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Arcadian Corporation as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference herein and in the Registration Statement of which this Prospectus is a part, have been so incorporated in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and Coopers & Lybrand, independent chartered accountants, incorporated by reference herein and therein, and upon the authority of said firms as experts in accounting and auditing.